Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

July 26, 2012

VIA EDGAR TRANSMISSION

Ms. Karen Rosotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 33-172080 and 811-22525

Dear Ms. Rosotto:

The purpose of this letter is to respond to the comments you provided to me on May 29, 2012 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 22 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a new class to the Nuance Concentrated Value Fund (the “Fund”).  PEA No. 22 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on April 5, 2012, and was scheduled to become effective on June 4, 2012.  The Trust filed subsequently filed PEA No. 33 to its Registration Statement to extend the date on which PEA No. 22 would become effective to June 29, 2012, and PEA No 40 to again extend the effectiveness date to July 26, 2012.  July 26, 2012 is the new date upon which PEA No. 22 to the Trust's Registration Statement will become effective.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus

Summary Section

1.
Within the Fees and Expenses of the Fund explanatory paragraph, please consider including a reference that sales discounts are available and where additional information regarding such discounts may be found.

The Trust responds by including the requested disclosure.

2.	Please explain why in the Fee Table the “Maximum Deferred Sales Charge” is listed as “None(1)” rather than disclosing that a contingent deferred sales charge of 1% applies.

The Trust responds by explaining, supplementally, that the “Maximum Deferred Sales Charge” is listed as “None(1)” because it will only apply to investments of $1 million or more.  Because the contingent deferred sales charge will only apply to a very small fraction of the Investor Class shareholders, the Trust believes including such disclosure in the Fee Table would be misleading to the majority of shareholders.  Therefore, the Trust elected to rather disclose the applicability of the deferred contingent sales charge as a footnote.

3.
Within the Fee Table’s footnote 1, please consider revising the last sentence to “If imposed, the CDSC will be assessed on the lesser of the redemption amount or the offering price at the time of purchase.”

The Trust responds by revising the referenced footnote as set forth below.  The Trust believes this language will be easier for investors to understand.

(1)           No sales charge is payable at the time of purchase on investments of $1 million or more, although the Fund may impose a Contingent Deferred Sales Charge (“CDSC”) of 1.00% on certain redemptions of those investments made within 12 months of the purchase.  If imposed, the CDSC will be assessed on the lesser of the value of the shareholder’s initial investment or the value of the shareholder’s investment at redemption.

4.	Please confirm that the fee waiver referenced in the Fee Table will be in effect for at least one year from the effective date of prospectus.

The Trust responds by confirming, supplementally, that the fee waiver will be in effect for at least one year from the effective date of the prospectus and has revised footnote 2 accordingly.

5.	Within the Principal Investment Strategies section, please disclose in the third paragraph that the Fund may not achieve its investment objectives while utilizing temporary defensive strategies.

The Trust responds by revising its disclosure to include the suggested language.

6.	In the Tax Information Section, please consider revising the disclosure to make it clear that a Shareholder’s distributions will be taxed when withdrawn from a tax deferred account.

The Trust responds by respectfully declining to make the requested revision.  Form N-1A does not require the Fund to provide particularized advice or disclosure to individual investors or types of investors, including tax-deferred and tax-exempt accounts, nor is it in a position to do so.  Item 7 of Form N-1A requires a fund to disclose whether the fund “intends to make distributions that may be taxed as ordinary income or capital gains.”  The Trust complies with that requirement with its current disclosure.

Management of the Fund

7.	Within the Similarly Managed Account Performance section, please confirm supplementally that the figures shown are net of all fees and expenses.

The Trust confirms, supplementally, that the figures shown are net of all fees and expenses.

Statement of Additional Information

1.	Within the Shareholder Servicing Plan section, please describe the anticipated benefits to the Fund that may result from the plan.

The Trust has added additional the following additional disclosure:

The 12b-1 Plan is intended to benefit the Fund by increasing its assets and thereby reducing the Fund’s expense ratio.

2.	Within the Proxy Voting Procedures section, please describe the procedures used when a vote presents a conflict between the interests of Fund shareholders and those of the Adviser.

The Trust has revised the Fund’s proxy voting disclosure to include additional information regarding the Adviser’s procedures for addressing conflicts as follows:.

In situations where there may be a conflict of interest in the voting of proxies due to business or personal relationships that the Adviser maintains with persons having an interest in the outcome of certain votes, the Adviser will take appropriate steps to ensure that its proxy voting decisions are made in the best interest of the Fund and its shareholders, and not the product of such conflict, including voting in accordance with its Proxy Voting Guidelines, voting in accordance with the voting recommendation of a non-affiliated third party vendor, or providing the Fund with sufficient information regarding the proxy proposal to obtain direction from the Fund before voting.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:  Scot Draeger, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.